



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8 – 040907

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **IFS Fund Distributors, Inc.**

OFFICIAL USE ONLY
95-4202703
Firm I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (DO NOT USE P.O. Box No.)

303 Broadway – Suite 1100
(No. and Street)

Cincinnati	**OH**	**45202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Terrie A. Wiedenheft (800)-411-8090
(Area Code – Telephone Number)

SEC Mail Processing Section
FEB 2 6 2010
Washington, DC
110

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center

312 Walnut Street	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Account
- ☐ Public Account
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public account must be supported by a statement of facts and circumstanced relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

SEC1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terrie A. Wiedenheft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

IFS Fund Distributors, Inc., as

of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr. VP & Chief Financial Officer

Title

ELIZABETH F. GIBSON
Notary Public, State of Ohio
My Commission Expires Mar. 4, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

IFS Fund Distributors, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2009

Contents



Ernst & Young

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
IFS Fund Distributors, Inc.

We have audited the accompanying statement of financial condition of IFS Fund Distributors, Inc., an indirect wholly owned subsidiary of The Western and Southern Life Insurance Company, as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IFS Fund Distributors, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 24, 2010

0912-1112645

IFS Fund Distributors, Inc.

Statement of Financial Condition

December 31, 2009

Assets	$	–
Liabilities		–
Stockholder's equity	$	–

See accompanying notes.

IFS Fund Distributors, Inc.

Statement of Operations

Year Ended December 31, 2009

Revenue:		
Commissions, fees, and underwriting income	$	1,594,371
Dividend income		8,460
Total revenue		1,602,831
Expenses:		
Commissions		1,564,296
Professional fees		16,750
General and administrative		4,355
Shared services		49,791
Total expenses		1,635,192
Loss before income tax benefit		(32,361)
Income tax benefit:		
Deferred income tax benefit		(278)
Current income tax benefit		(11,048)
Total income tax benefit		(11,326)
Net loss	$	(21,035)

See accompanying notes.

IFS Fund Distributors, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2009	$ 5	$ 830,311	$ (40,636)	$ 789,680
Net loss	-	-	(21,035)	(21,035)
Liquidating distribution to parent	(5)	(830,311)	61,671	(768,645)
Balance at December 31, 2009	$ –	$ –	$ –	$ –

See accompanying notes.

IFS Fund Distributors, Inc.

Statement of Cash Flows

Year Ended December 31, 2009

Operating activities	
Net loss	$ (21,035)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Deferred income tax benefit	2,228
Changes in operating assets and liabilities:	
Unaffiliated accounts receivable	145,883
Prepaid expenses	53,251
Accounts payable, accrued liabilities, and other	(156,266)
Federal income tax payable to affiliate	(51)
Payables to related parties	(9,534)
Net cash provided by operating activities	14,476
Cash flows from financing activities	
Liquidating distribution to parent	(768,645)
	(768,645)
Net increase in cash and cash equivalents	(754,169)
Cash and cash equivalents at beginning of year	754,169
Cash and cash equivalents at end of year	$ –

See accompanying notes.

1. Organization and Nature of Business

IFS Fund Distributors, Inc. (the Company) is a wholly owned subsidiary of IFS Financial Services, Inc. (IFS). IFS is a wholly owned subsidiary of Western-Southern Life Assurance Company (WSLAC), which is a wholly owned subsidiary of The Western and Southern Life Insurance Company (WSLIC). The Company is a registered broker-dealer engaged primarily in asset management, mutual funds and trading in securities.

On December 31, 2009 IFS Fund Distributors ceased operations and made a liquidating distribution of net assets to IFS.

2. Significant Accounting Policies

Revenue Recognition

Commissions and underwriting are recorded on a trade-date basis as securities transactions occur. Other fees are recognized as earned based on agreements between the Company and clients.

Income Taxes

The Company is included in the consolidated federal income tax return with WSLIC. FASB ASC 820 SFAS No. 109, *Accounting for Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income taxes under the separate return method as permitted under FASB ASC 820 SFAS No. 109. The benefit from any losses of the Company is available to offset income of others within the consolidated group or the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement.

The Company had no gross deferred income tax liabilities or assets at December 31, 2009. The Company received $8,277 for income taxes in the current year.

The Company has reviewed its tax positions taken on federal income tax returns for each of the three open tax years and as of December 31, 2009 has determined that no uncertain tax positions exist.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related-Party Transactions

Dividend income generated from investments in affiliated money market funds totaled $8,460 for the year ended December 31, 2009.

The Company shares common facilities, equipment, personnel and administrative services with affiliated entities. The Company reimburses such entities for the use of facilities, equipment, personnel and services based generally on office space utilized, direct payroll costs incurred and out-of-pocket expenses. The Company incurred $49,791 of shared services expenses for the use of facilities and services provided by affiliates for the year ended December 31, 2009.

4. Subsequent Events

Management has evaluated the impact of all subsequent events on the Company through February 24, 2010, the date the financial statements were issued and available and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

Supplementary Information

IFS Fund Distributors, Inc.

Schedule I – Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2009

Computation of net capital		
1 Stockholder's equity	$	–
Less nonallowable assets:		
2 Receivables and deferred income tax asset		–
3 Prepaid assets		–
4 Haircuts on securities held		–
5 Net capital	$	–
Computation of aggregate indebtedness		
6 Total aggregate indebtedness liabilities from balance sheet	$	–
7 Add drafts for immediate credit		–
8 Deduct adjustment based on Special Reserve Accounts (15c3-1)(c)(1)(VII)		–
9 Total aggregate indebtedness	$	–
Computation of basic net capital requirement		
10 Minimum net capital required (6 2/3% of line 9)	$	–
11 Minimum net capital required of reporting broker		–
12 Net capital requirement (greater of line 10 or 11)		–
13 Excess net capital (line 5 less line 12)		–
14 Excess net capital at 1000% (line 5 less 10% of line 9)		–
Computation of aggregate indebtedness to net capital		
15 Percentage of aggregate indebtedness to net capital (line 9/line 5)		0%

The difference between the Computation of Net Capital included in the schedule and the corresponding schedule included in the Company's final unaudited FOCUS report filing is due to the liquidating distribution to the Company's parent on December 31, 2009.

IFS Fund Distributors, Inc.

Schedule II – Statement Regarding Rule 15c3-3

December 31, 2009

The Company's business is limited to the sale of mutual funds and variable annuities. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.



Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
IFS Fund Distributors, Inc.

In planning and performing our audit of the financial statements of IFS Fund Distributors, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2010


IFS Financial Services
A member of Western & Southern Financial Group

303 Broadway, Suite 1100
Cincinnati, OH 45202-4203
WSFinancialPartners.com

February 25, 2010

To: U.S. Securities and Exchange Commission
100 F Street, NE, MS 8031
Washington, D.C. 20549

Re: IFS Fund Distributors, Inc.
CRD No. 24075

Ladies and Gentlemen:

Enclosed please find audited annual financial statements as of December 31, 2009 for the above broker-dealer.

Very truly yours,

Joseph G. Melcher
Vice President Compliance

Enclosure

Financial Statements and Supplementary Information

IFS Fund Distributors, Inc.
Year Ended December 31, 2009
with Report and Supplementary Report of Independent Registered Public Accounting Firm

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